Innova Holdings, Inc.
                       17105 San Carlos Blvd., Suite A6151
                              Fort Myers, FL 33931

July 27, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Re:      Innova Holdings, Inc. (the "Company")
         Form 10-KSB for the year ended December 31, 2004
         Filed April 19, 2005
         File No. 0-33231

Gentlemen:

In response to your comment letter dated July 20, 2005, we have enclosed two marked and two unmarked copies of the Form 10-KSB/A filed in response to your comment letter.

In response to your comment letter dated July 20, 2005, we have the following responses that are keyed to your numbered comments:

Financial Statements

Note 4 - Capital Stock, page 43
Comment

      1. We have read your response to prior comment 1. We understand that the Series A Preferred Stock was not issued by RWT, but was issued by Innova prior to the reverse merger and any proceeds from the issuance of the Series A Preferred Stock was received by Innova, not RWT. However, considering that you assumed the Series A Preferred Stock as part of the merger, please tell why you did not carryover the unamortized embedded beneficial conversion feature separately at the time of the recapitalization. Please cite the relevant accounting literature that supports your accounting treatment.

      2. We have read your response to prior comment 2. We note that the beneficial conversion feature was treated as a dividend and recognized as a return to the preferred shareholders at the time of issuance. However, we would have expected the discount to be amortized through retained earnings pursuant to footnote 5 to paragraph 8 of EITF 98-5. We reissue the portion of our previous comment that asked you to tell us why the discount was amortized through additional paid-in capital rather than accumulated deficit.

Responses to Comments 1 and 2

            Management has reviewed EITF 98-5 and EITF 00-27 and has reconsidered the accounting for the beneficial conversion features embedded in the Mandatorily Redeemable Series A Preferred Stock and Series B Preferred Stock issued in 2004. Accordingly, we have amended the annual report on Form 10-KSB to reflect the following changes:


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                  - calculated the beneficial conversion features embedded in the convertible preferred securities and determined that the amount was $50,000 for the Mandatorily Redeemable Series A Preferred Stock and $146,500 for the Series B Preferred Stock. The amounts were determined by calculating the difference between the conversion price and the market price on the date of issuance multiplied by the number of shares to be issued upon conversion.

            For the Mandatorily Redeemable Series A Preferred Stock, we

                  - determined that the amount of the unamortized embedded
            beneficial conversion feature assumed as of the date of the reverse merger was $48,300; the balance of $1,700 was amortized prior to the merger.

                  - allocated $48,300 of the proceeds received from the
            Mandatorily Redeemable Series A Preferred Stock to Additional Paid in Capital.

                  - amortized $3,600 of the $48,300 amount to Accumulated
            Deficit; the initial balance of $50,000 of the beneficial conversion feature discount is being amortized over the five year period from the date of issuance through its mandatory redemption date.

                  - reduced the Mandatorily Redeemable Series A Preferred Stock debt amount by $48,300 associated with its embedded discount and accreted $3,600 associated with the discount's amortization schedule.

            For the Series B Preferred Stock, we

                  - allocated $146,500 of the proceeds received from the Series
            B Preferred Stock to Additional Paid in Capital.

                  -amortized the full amount of $146,500 discount to Accumulated
            Deficit on the issuance date, which was the earliest conversion date.

            Additionally, the notes to the financial statements were revised to reflect these changes as well as to disclose the excess of the aggregate fair value of the common stock of the Company that the convertible preferred securities are convertible into over the proceeds received and the discount amortization period.

We also intend to amend our Form 10-QSB for the quarter ended March 31, 2005 to reflect these items.

Sincerely,

/s/ Walter K. Weisel
CEO and President


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